Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Todd K. Schiffman
Assistant Director

Re:	Porter Bancorp, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-133198

Porter Bancorp, Inc. hereby acknowledges that:

1.	Porter Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in its registration statement;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the registration statement; and

3.	Porter Bancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PORTER BANCORP, INC.

By:	/s/ Maria L. Bouvette
Maria L. Bouvette, President & CEO

Date:	June 20, 2006